

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2022

Herbert S. Vogel
President and Chief Executive Officer
SM Energy Company
1700 Lincoln Street, Suite 3200
Denver, CO 80203

> **Re: SM Energy Company**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **Form 8-K, Filed February 24, 2022**
> **Response dated July 22, 2022**
> **File No. 001-31539**

Dear Mr. Vogel:

We have reviewed your July 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2022 letter.

Correspondence Dated July 22, 2022

Form 10-K for Fiscal Year Ended December 31, 2021
Business and Properties
Reserves
Proved Undeveloped Reserves, page 13

1.
We have read your response to comment 1 and note that a portion of the proved undeveloped reserves you added as extension and discoveries are associated with infill wells. Your discussion of the changes that occurred in total proved reserves, for the year ended December 31, 2021, also appears to indicate that a portion of the total proved

reserves you added as extensions and discoveries are associated with infill wells.

Please note the staff believes that changes in reserves associated with infill drilling should be categorized as revisions of previous estimates, rather than extensions and discoveries, based on the guidance in Rule 4-10(a)(14) of Regulation S-X and subparagraphs (a) and (d) of FASB ASC 932-235-50-5. Under this guidance, an extension well is a well drilled to extend the limits of a known reservoir and results in an extension of the proved acreage.

However, infill drilling locations are already located within the previously determined proved area and result in the recovery of known proved reserves. As a result, changes in reserves relating to such wells should be classified as revisions of previous estimates pursuant to the guidance in subparagraph (a) of FASB ASC 932-235-50-5. Please revise the classifications within your reserves reconciliations and the associated narratives accordingly.

Form 8-K, Filed February 24, 2022
Exhibit 99.1
Adjusted Operating Margin Reconciliation, page 20

2. We have reviewed your response to prior comment 1. Please address the following:

    - Disclose how adjusted operating margin before the effects of derivative settlements is used by management and is useful to investors;
    - Disclose how adjusted operating margin including the effects of derivative settlements is used by management and is useful to investors;
    - Disclose why you reconcile to an adjusted operating margin before the effects of derivative settlements and to adjusted operating margin including the effects of derivative settlements; and
    - Reconcile from your GAAP measure to your non-GAAP measures of adjusted operating margin. Your current presentation places greater prominence on the non-GAAP measure and is inconsistent with Question 102.10 of the C&DI's on Non-GAAP Financial Measures.

3. Adjusted operating margin before the effects of derivative settlements and including the effects of derivative settlements appears to be a performance measure. Please tell us the following:

    - How you view an adjusted operating margin that excludes operating expenses, such as, DD&A and asset retirement obligation accretions; and
    - Why you exclude exploration costs and other operating expense, net from your non-GAAP measures of adjusted operating margin.

       You may contact Sandra Wall, Petroleum Engineer at (202) 551-4727, or John Hodgin, Petroleum Engineer, at (202) 551-3699 on engineering matters. Please contact Sondra Snyder, Senior Staff Accountant at (202) 551-3332 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation